EXHIBIT 12.2

FORM 10-Q

PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Six Months Ended June 30
	2004		2003

FIXED CHARGES
Interest expense	$31.5		$43.7
Facility and equipment rental	.9		.9

TOTAL FIXED CHARGES	$32.4		$44.6

EARNINGS
Income before taxes	$52.4		$35.3
Depreciation	19.9		12.4

	72.3		47.7
Fixed charges	32.4		44.6

EARNINGS AS DEFINED	$104.7		$92.3

RATIO OF EARNINGS TO FIXED CHARGES	3.23	x	2.07	x